UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date January 7, 2008	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

CLARIFICATION ANNOUNCEMENT
SUSPENSION OF TRADING

This announcement is made by China Eastern Airlines Corporation Limited in regard to the announcement issued by China National Aviation Corporation (Group) Limited on 7 January 2008.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in regard to the announcement issued by China National Aviation Corporation (Group) Limited (“CNAC”) on 7 January 2008 in respect of CNAC’s alleged possible investment in, and strategic partnership with, the Company.

Reference is made to the Company’s circular dated 23 November 2007 (the “Circular”) regarding its proposed issue of new H shares and introduction of strategic investors, which contained the notices dated 23 November 2007 to convene an extraordinary general meeting and an H shareholder class meeting on 8 January 2008 to discuss and resolve related matters.

Unless the context otherwise requires, capitalised terms used in the Circular shall have the same meanings when used in this announcement.

As at the date hereof, the Company has not received from CNAC any cooperation proposal formally made by it. The Company also has reservation as to whether CNAC is sincere about its alleged intended cooperation with our Company. In the Company’s view, any investor or strategic partner interested in good-faith cooperation with our Company would, in advance, communicate directly, and initiate thorough discussions, with the Company’s directors and management.

The Company reiterates that its strategic partnership with SIA is not only practicable, but is considered the optimum avenue to further develop the Company’s business efficiently and effectively. The Company’s cooperation arrangements with SIA and Temasek as fully described in the Circular (the “SIA Cooperation”) are the optimum proposal arrived at after comprehensive research and careful consideration for over two years and extensive negotiations with various parties involved. All these have been carried out by the Company’s directors and management with a view to maximizing the interests of the shareholders of the Company. The Company emphatically believes that the SIA Cooperation will be beneficial to the Company’s development in the long run and will bring long-term benefits and returns to the shareholders of the Company.

At the request of the Company, trading in the H Shares of the Company on The Stock Exchange of Hong Kong Limited will be suspended for one trading day on 8 January 2008, pending the issue of the Company’s results announcement in respect of the shareholders’ meetings to be held on that day. Trading in the H Shares is expected to be resumed on 9 January 2008. Further, pursuant to relevant requirements under the Shanghai Listing Rules, trading in the A Shares of the Company will also be suspended on the Shanghai Stock Exchange for one trading day on 8 January 2008 and is expected to be resumed on 9 January 2008.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors, as at the date hereof, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
7 January 2008